Filed pursuant to Rule 424(b)(3)
Registration No. 333-167774

AMENDED MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Union National Financial Corporation:

On April 19, 2010, we agreed to merge with Donegal Financial Services Corporation, or DFSC, an affiliate of Donegal Group Inc., or DGI. The merger agreement provided that you would receive 0.2134 share of Class A common stock of DGI and $5.05 in cash for each share of common stock of Union National Financial Corporation, or UNNF. On April 19, 2010, the last trading day before we announced the signing of the merger agreement, 0.2134 share of Class A common stock of DGI and $5.05 in cash had a value of approximately $8.18 per UNNF share.

The market for the stock of financial institutions in general has been the subject of significant declines in recent months, and individual stock prices for many financial institutions have become depressed by historical standards. DGI Class A common stock has declined from a price of $14.68 on April 19, 2010 to $10.82 on August 30, 2010. The April 19, 2010 merger agreement established a fixed merger consideration that was not subject to any adjustment in the event of increases or decreases in the price of DGI Class A common stock subsequent to April 19, 2010. As a result of the decline in the price of DGI Class A common stock, the value of the merger consideration also declined from the value we anticipated when we and the Donegal parties entered into the merger agreement.

DFSC approached us in late August 2010 with an offer to amend the merger agreement to provide for an increase in the cash portion of the merger consideration so that UNNF’s shareholders would receive merger consideration consisting of DGI Class A common stock and cash with a current value that is more closely representative of the value of the merger consideration we originally anticipated. We have agreed to amend the merger agreement to reflect this adjustment.

Pursuant to the terms of the amended merger agreement, DFSC has agreed to increase the cash portion of the merger consideration from $5.05 per UNNF share to an amount that will not be less than $5.05 per UNNF share nor more than $5.90 per UNNF share depending on the average closing price of DGI Class A common stock for the five trading days preceding the effective date of the merger. In practical terms, you will receive merger consideration with a value of approximately $8.25 per share of UNNF common stock if DGI Class A common stock closes within a price range of $11.00 to $15.00 for the five trading days prior to the effective date of the merger. On a pro forma basis as of August 30, 2010, the last trading date before we printed and mailed this letter, and the accompanying prospectus supplement and proxy card, the pro forma value of 0.2134 share of DGI Class A common stock and the amount in cash as computed pursuant to the terms of the amended merger agreement was $8.24 per share of UNNF common stock.

We are pleased that DFSC has agreed to increase the merger consideration and believe this price increase demonstrates the commitment of the Donegal parties to the merger and to our long-term success. We also remind you that DGI Class A common stock currently pays an annual dividend of $0.46 per share.

We enclose a proxy card with this mailing. If you have not yet voted, our entire board of directors asks you to vote to adopt the merger agreement, as amended. You may vote by mail, telephone or via the Internet by following the instructions printed on the proxy card. IF YOU HAVE ALREADY VOTED, YOU NEED NOT RETURN THE PROXY CARD.

If you have any questions, please contact me at (717) 519-8630. On behalf of our board of directors, I thank you for your prompt attention to this important matter.

Sincerely,

Mark D. Gainer, Chairman,
President and Chief Executive Officer

September 1, 2010

Neither the Securities and Exchange Commission, or the SEC, nor any state securities regulator has approved or disapproved the merger described in this prospectus supplement and the definitive proxy statement/prospectus, or the securities our shareholders will receive in connection with such merger, or determined if this prospectus supplement and the definitive proxy statement/prospectus are accurate or adequate. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated September 1, 2010 and we are first mailing it to our shareholders on or about September 2, 2010.

SUPPLEMENT DATED SEPTEMBER 1, 2010
(To Proxy Statement/Prospectus dated July 29, 2010)
ADDITIONAL CASH CONSIDERATION OF UP TO $0.85 PER SHARE

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

YOUR VOTE IS VERY IMPORTANT

On August 5, 2010, we mailed to the shareholders of Union National Financial Corporation, or UNNF, we, our or us, a definitive proxy statement/prospectus relating to a special meeting of our shareholders for the for the purpose of considering and voting upon a proposal to adopt the agreement and plan of merger dated as of April 19, 2010, as amended May 20, 2010, or the merger agreement, among Donegal Acquisition Inc., Donegal Financial Services Corporation, or DFSC, Donegal Mutual Insurance Company, or DMIC, Donegal Group Inc., or DGI, and, collectively, the Donegal parties, and us, as well as the adjournment of the special meeting, if necessary, to solicit additional proxies.

We are pleased to report that the Donegal parties and we have entered into a second amendment to the merger agreement, which, together with the merger agreement, we refer to as the amended merger agreement. The primary purpose of the second amendment to the merger agreement is to provide our shareholders with additional cash merger consideration for each UNNF share held. As a result, pursuant to the amended merger agreement, each share of our common stock, other than the shares DMIC holds and shares as to which the holder perfects dissenters’ rights, will, upon the merger, convert into the right to receive 0.2134 share of Class A common stock of DGI, or the stock consideration, and that amount of cash, or the cash consideration, as equals $8.25 less the value of 0.2134 share of DGI Class A common stock, based on the average closing price of DGI Class A common stock for the five trading days immediately preceding the effective date of the merger, but in no event less than $5.05 per share in cash nor more than $5.90 per share in cash. DGI will pay cash in lieu of any fractional interest in DGI Class A common stock.

The Donegal parties agreed to this additional merger consideration in recognition of the fact that the price of DGI Class A common stock on the NASDAQ Global Select Market, or NASDAQ, has declined from approximately $15.00 per share in early April 2010 to $10.82 per share on August 30, 2010, the last trading date before printing and mailing this prospectus supplement. In connection with the amended merger agreement, DFSC also announced that the additional merger consideration constitutes the maximum merger consideration DFSC would provide to UNNF’s shareholders.

S-i

INTRODUCTION

We incorporate by reference in this prospectus supplement the information we included in the definitive proxy statement/prospectus dated July 29, 2010 we mailed on or about August 5, 2010 to shareholders of record as of the close of business on July 29, 2010. To the extent the information in this prospectus supplement differs from or updates the information contained in the definitive proxy statement/prospectus, the information in this prospectus supplement governs.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER
AND OUR SPECIAL MEETING

The following sections provide brief answers to some of the more likely questions you may have in connection with the amended merger agreement, our special meeting of shareholders and the merger. This section does not contain all of the information that is important to you. We urge you to read both this prospectus supplement and the definitive proxy statement/prospectus carefully, including the information we incorporated by reference in this prospectus supplement and the definitive proxy statement/prospectus.

Q:	Why are you sending me this prospectus supplement and a new proxy card?

A:	We are sending you this prospectus supplement and a new proxy card because we and the Donegal parties entered into an amendment, dated September 1, 2010, to the merger agreement we and the Donegal parties entered into on April 19, 2010 and previously amended and restated on May 20, 2010. This prospectus supplement describes the amendment to the merger agreement and provides important updates to the definitive proxy statement/prospectus. We have included a complete copy of the amendment to the merger agreement as Appendix S-A to this prospectus supplement. We and DGI encourage you to read the amendment to the merger agreement in its entirety, and, if you have not done so already, to read the definitive proxy statement/prospectus in its entirety.

Q:	What are the significant changes in the amended merger agreement?

A:	The amendment to the merger agreement makes only one change. It provides you with additional cash merger consideration depending on the average closing price of DGI Class A common stock for the five trading days preceding the effective date of the merger. Before the amendment, the merger agreement provided that each share of our common stock would automatically convert upon the merger into $5.05 in cash and 0.2134 share of DGI Class A common stock. As amended, the cash consideration for each share of our common stock will be that amount of cash as equals $8.25 less the value of 0.2134 share of DGI Class A common stock based on the average closing price of DGI Class A common stock for the five trading days immediately preceding the effective date of the merger, but in no event less than $5.05 per share in cash nor more than $5.90 per share in cash.

The table below demonstrates the application of the adjustment in the cash portion of the merger consideration at various price levels.

Five-Day Average	Value of 0.2134 Share of
Closing Price of	DGI Common Stock	Cash Amount	Total Consideration
DGI Class A	Per Share of UNNF	Per Share of UNNF	Per Share of UNNF
Common Stock	Common Stock	Common Stock	Common Stock

$15.00	$3.20	$5.05	$8.25
14.50	3.09	5.16	8.25
14.00	2.99	5.26	8.25
13.50	2.88	5.37	8.25
13.00	2.77	5.48	8.25
12.50	2.67	5.58	8.25
12.00	2.56	5.69	8.25
11.50	2.45	5.80	8.25
11.00	2.35	5.90	8.25

Q:	What will UNNF shareholders now receive in the merger?

A:	Upon completion of the merger, a UNNF shareholder will now have the right to receive for each UNNF share a combination of (A) stock consideration of 0.2134 share of DGI Class A common stock and (B) cash merger consideration of not less than $5.05 per UNNF share and not more than $5.90 per UNNF share.

Q:	Has the UNNF board of directors approved the amended merger agreement?

A:	Yes. Our board of directors met on September 1, 2010 and approved the amendment to the merger agreement and recommends that our shareholders vote “FOR” adoption of the merger agreement, as amended.

Q:	What do I do if I have already submitted my proxy vote?

A:	If you have already submitted your proxy card and you do not want to change the way you previously voted, you need not do anything further and we will count your proxy vote at our special meeting of shareholders. If you have not previously voted or if you wish to revoke or change the proxy you have already submitted, we urge you to complete, sign, date and promptly mail your enclosed proxy card in the enclosed envelope or cast your vote in person at our special meeting or deliver your proxy via the Internet or telephone by following the instructions printed on your proxy card and in the manner described in the definitive proxy statement/prospectus. You may revoke your proxy in writing at any time before the proxies vote your shares at our special meeting in the manner we describe in the definitive proxy statement/prospectus.

Q:	Whom should I call with questions?

A:	If you have any questions about the merger or about the information contained in this prospectus supplement, please call Mark D. Gainer, our Chairman, President and Chief Executive Officer, at (717) 519-8630, or Georgeson, Inc., the proxy soliciting firm we have engaged, at (866) 821-2614.

UPDATE TO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DGI

We derived the selected historical consolidated financial data in the table below as of and for the six months ended June 30, 2010 and 2009 from DGI’s unaudited consolidated financial statements, which we incorporate by reference in this prospectus supplement. DGI’s results of operations for the six months ended June 30, 2010 are not necessarily indicative of DGI’s results of operations for the full year of 2010. DGI management prepared the unaudited financial information on the same basis as it prepared DGI’s audited consolidated financial statements. In the opinion of DGI’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with DGI’s consolidated financial statements and related notes contained in the annual, quarterly and other reports DGI filed with the SEC that we have incorporated by reference into this prospectus supplement. See the section entitled “References to Additional Information” beginning on page S-7 of this prospectus supplement.

	Six Months Ended June 30,
	2010	2009
	(Dollars in thousands, except per share amounts)

Income Statement Data
Premiums earned	$184,374	$175,890
Investment income, net	9,899	10,624
Realized investment gains	1,987	704
Total revenues	199,376	190,325
Income before income tax expense	2,146	5,346
Income tax expense	172	789
Net income	1,974	4,557
Basic earnings per share — Class A	0.08	0.18
Diluted earnings per share — Class A	0.08	0.18
Cash dividends per share — Class A	0.115	0.1050
Basic earnings per share — Class B	0.07	0.16
Diluted earnings per share — Class B	0.07	0.16
Cash dividends per share — Class B	0.1025	0.0925
Balance Sheet Data at End of Period
Total investments	672,089	630,680
Total assets	963,817	893,824
Debt obligations	15,465	15,465
Total stockholders’ equity	387,878	371,327
Book value per common share	15.19	14.58

UPDATE TO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNNF

We derived the selected historical consolidated financial data in the table below as of and for the six months ended June 30, 2010 and 2009 from UNNF’s unaudited consolidated financial statements. UNNF’s results of operations for the six months ended June 30, 2010 are not necessarily indicative of UNNF’s results of operations for the full year of 2010. UNNF management prepared the unaudited financial information on the same basis as it prepared UNNF’s audited consolidated financial statements. In the opinion of UNNF’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with UNNF’s consolidated financial statements and related notes contained in the annual, quarterly and other reports UNNF filed with the SEC. See the section entitled “References to Additional Information” beginning on page S-7 of this prospectus supplement.

	Six Months Ended June 30,
	2010	2009
	(Dollars in thousands, except per share amounts)

Summary of Operations Data:
Interest income	$11,002	$12,046
Interest expense	4,340	6,123
Net interest income	6,662	5,923
Provision for credit losses	1,124	924
Net interest income after provision for credit losses	5,538	4,999
Non-interest income	1,075	2,657
Non-interest expense	8,306	8,494
Loss before income tax benefit	(1,693)	(838)
Benefit from income taxes	(692)	(434)
Net loss	(1,001)	(404)
Preferred stock dividends	35	—
Net loss to common shareholders	(1,036)	(404)
Per Share Data:
Loss per common share	(0.38)	(0.15)
Dividends paid	—	—
Book value per share at period end	10.66	11.19
Average number of shares outstanding basic and diluted (in thousands)	2,742	2,721
Statement of Condition Data (at end of period):
Assets	501,880	515,737
Net loans and leases	326,746	345,594
Deposits	413,685	425,668
Long-term debt	30,834	38,334
Junior subordinated debentures	17,341	17,341
Total stockholders’ equity	30,521	30,602

Financial Ratios (annualized):
Return on average assets	(0.40)%	(0.16)%
Return on average equity	(6.19)	(2.57)
Ratio of average equity to average assets	6.53	6.23

UNAUDITED PRO FORMA SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We make reference to the unaudited pro forma selected condensed consolidated financial information included in the definitive proxy statement prospectus. The amended merger agreement does not result in any material change in the unaudited pro forma selected condensed consolidated financial information presented in the definitive proxy statement/prospectus.

UPDATE TO PROPOSAL 1
PROPOSAL TO ADOPT THE MERGER AGREEMENT

Background of the Merger

The definitive proxy statement/prospectus describes the background of the merger up to and including July 29, 2010, the date of the definitive proxy statement/prospectus. The discussion below supplements that description up to and including the date of this prospectus supplement.

On or about August 5, 2010, we mailed to each of our shareholders as of the July 29, 2010 record date the definitive proxy statement/prospectus dated July 29, 2010, in connection with our special meeting of shareholders that will take place on September 16, 2010. Following the mailing of the definitive proxy statement/prospectus, our officers and representatives of Georgeson & Co., Inc., our proxy soliciting firm, began to contact various of our shareholders to solicit proxies from them in favor of the merger proposal and the adjournment proposal.

The market for the stock of financial institutions in general has been the subject of significant declines in recent months, and individual stock prices for many financial intuitions have become depressed by historical standards. DGI Class A common stock has declined from a price of $14.68 on April 19, 2010, the date we approved the merger agreement, to $10.82 at the close of business on August 30, 2010. The merger agreement established a fixed merger consideration that was not subject to any adjustment in the event of increases or decreases in the price of DGI Class A common stock subsequent to April 19, 2010. As a result of the decline in the price of DGI Class A common stock, the value of the merger consideration our shareholders would have been entitled to receive upon the merger had also declined from the value we and DFSC anticipated when we and the Donegal parties executed the merger agreement.

On August 27, 2010, DFSC approached us with an offer to amend the merger agreement to provide for an increase in the cash portion of the merger consideration so that our shareholders will receive merger consideration consisting of DGI Class A common stock and cash that is more closely representative of the value of the merger consideration we and DFSC originally anticipated.

On August 27, 2010, Duane Morris LLP, counsel to the Donegal parties, presented us and our counsel, Kilpatrick Stockton LLP, with a draft amendment to the merger agreement. The draft provided for an increase in the merger consideration payable to our shareholders upon the consummation of the merger.

Between August 27, 2010 and August 31, 2010, the parties discussed the terms of the amendment. On September 1, 2010, Mr. Gainer updated our board of directors on the proposal DFSC has made to increase the merger consideration because of the decrease in the value of DGI Class A common stock. Our board of directors reviewed the terms of the proposed amendment, and the factors it had considered when our board of directors approved the original merger agreement. Our board of directors concluded that nothing had come to their attention that would cause them to change their April 19, 2010 opinion as to the fairness, from a financial point of view, of the original merger consideration. DFSC also advised our board of directors that the additional cash consideration that the amendment to the merger agreement contemplates and 0.2134 share of DGI Class A common stock represented the maximum amount of merger consideration DFSC would provide to UNNF shareholders. Following extensive discussion, our board of directors voted unanimously to approve the amendment to the merger agreement.

On September 1, 2010, the parties signed the amendment to the merger agreement. The parties issued a joint press release after the close of the market on September 1, 2010 that publicly announced the amendment to the merger agreement. The joint press release indicated that the additional cash consideration payable by

DFSC pursuant to the amendment to the merger amendment represented the maximum amount of merger consideration DFSC would provide to UNNF shareholders.

Reasons for the Merger; Recommendation of Our Board of Directors

The definitive proxy statement/prospectus describes our reasons for the merger up to and including July 29, 2010. The discussion below supplements that description up to and including the date of this prospectus supplement.

In reaching its decision to recommend that our shareholders vote to adopt the merger agreement as amended, our board of directors was mindful of the matters described in the section entitled “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Our Board of Directors Reasons for the Merger” beginning on page 83 of the definitive proxy statement/prospectus. At a meeting held September 1, 2010, our board of directors expressed its view that those matters were still applicable. In addition, our board of directors considered, among other things, the following additional factors:

•	the fact that we have not received any other acquisition proposal since we announced the merger;

•	the belief of our board of directors that the increased merger consideration is more closely representative of the value of the merger consideration we and the Donegal parties originally anticipated;

•	our recent financial results, and our continuing need to raise significant additional capital; and

•	DFSC’s statement to us that the additional cash consideration represented the maximum amount of merger consideration DFSC would provide.

The preceding discussion of the factors our board of directors considered is illustrative and not exhaustive. In light of the variety of factors our board of directors considered in connection with the evaluation of the amendment to the merger agreement and the complexity of those factors, our board of directors did not, and did not find it practicable to, quantify or otherwise assign relative weights to the various factors it considered, and individual directors may have given different weights to different factors. We also make reference to the discussion under “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Our Board of Directors’ Reasons for the Merger” beginning on page 83 of the definitive proxy statement/prospectus.

Pursuant to the terms of the amended merger agreement, the stock consideration ratio of 0.2134 shares of DGI Class A common stock is fixed and DFSC will not adjust it for changes in the market price of either UNNF common stock or DGI Class A common stock. DFSC has agreed to adjust the amount of merger consideration to reduce the risk of variation in the amount of the total merger consideration based on recent changes in the market value of DGI Class A common stock. However, the dollar value of the merger consideration that a UNNF shareholder will receive upon the completion of the merger will depend upon the average closing price of DGI Class A common stock for the five trading days immediately preceding the effective date of the merger, and such dollar value may be higher or lower than the dollar value of the merger value calculated as of the date of this prospectus supplement. Accordingly, you should obtain current stock prices for DGI Class A common stock. DGI Class A common stock trades on the NASDAQ under the symbol DGICA. On August 30, 2010, the last trading date before the date we printed and mailed this prospectus supplement, the closing price of DGI Class A common stock as quoted on NASDAQ was $10.82.

We cannot complete the merger unless the holders of 80% of our issued and outstanding common stock vote to adopt the merger agreement. Whether or not you plan to attend our special meeting of shareholders, please vote, if you have not already voted, by completing the enclosed proxy card. You may also vote by telephone or via the Internet by following the instructions printed on the enclosed proxy card.

We will hold our special meeting at Enck’s Banquet and Conference Center, 1461 Lancaster Road, Manheim, Pennsylvania, on Thursday, September 16, 2010, at 10:00 a.m. prevailing time. Your vote is very important. Regardless of whether you plan to attend our special meeting, and if you have not already submitted a proxy, please take the time to submit a proxy in accordance with the instructions contained in the definitive proxy statement/prospectus dated July 29, 2010 to vote your shares at our special meeting. Failing to vote on the merger proposal will have the same effect as voting against the merger proposal.

For your convenience, we have enclosed a new proxy card with this prospectus supplement. If you have already delivered a properly executed proxy and you do not wish to change your vote, you do not need to do anything at this time. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card or submit a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you had received from your bank, broker or other nominee. We greatly appreciate your cooperation in voting your shares.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

This prospectus supplement contains additional information about UNNF, the Donegal parties and the amended merger agreement. We urge you to read carefully and in its entirety this prospectus supplement, including the amendment to the merger agreement, which we have attached to this prospectus supplement as Appendix S-A. We also urge you, if you have not done so already, to read carefully and in its entirety the definitive proxy statement/prospectus, dated July 29, 2010, which includes a copy of the entire merger agreement as Appendix A to the proxy statement/prospectus. In particular, you should carefully consider the matters discussed under “Risk Factors,” beginning on page 67 of the definitive proxy statement/prospectus, which we have included with this mailing. You also can obtain information about DGI and UNNF from documents that each has filed with the SEC.

You may obtain an additional copy of the definitive proxy statement/prospectus or of this prospectus supplement by contacting Mark D. Gainer, Chairman, President and Chief Executive Officer, Union National Financial Corporation, 570 Lausch Lane, Suite 300, Lancaster, Pennsylvania 17601, telephone: (717) 519-8630.

If you have any questions about the proposed merger, the amended merger agreement or about how you can vote your shares, please call Mark D. Gainer, our Chairman, President and Chief Executive Officer, at (717) 519-8630 or our proxy soliciting firm, Georgeson, Inc., toll-free at (866) 821-2614.

UPDATE TO LITIGATION RELATED TO THE MERGER

The definitive proxy statement/prospectus describes certain pending litigation relating to the merger agreement up to and including July 29, 2010, the date of the definitive proxy statement/prospectus. The discussion below supplements that description up to and including the date of this prospectus supplement.

On August 23, 2010, the plaintiff dropped his claims against the Donegal parties and filed a second amended complaint against us and our directors. In that second amended complaint, the plaintiff purports to bring his claims derivatively on behalf of UNNF. We continue to believe that the second amended complaint does not properly state a cause of action under Pennsylvania law.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus supplement to the definitive proxy statement/prospectus incorporates important business and financial information and risk factors about DGI from documents that DGI has previously filed with the SEC and that we have not included in or delivered with this prospectus supplement. You may obtain copies of the documents we have incorporated by reference in this prospectus supplement, other than certain exhibits to those documents, or filed as exhibits to DGI’s registration statement, as amended, of which this prospectus supplement is a part, by requesting them from DGI in writing or by telephone as follows:

Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
Attention: Jeffrey D. Miller
Telephone: (888) 877-0600

DGI will not charge you for any of the documents that you request. In order to ensure timely delivery of these materials, you must request the information no later than September 9, 2010.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the “incorporation by reference” of information into this prospectus supplement, which means that DGI can disclose important information to you by referring to another document DGI has separately filed with the SEC. The information DGI has incorporated by reference in this prospectus supplement is deemed to be part of this prospectus supplement, except for any such information that information in this prospectus supplement supersedes. This prospectus supplement incorporates by reference the documents set forth below that DGI has previously filed with the SEC:

•	DGI’s Annual Report on Form 10-K for the year ended December 31, 2009.

•	DGI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

•	DGI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

•	DGI’s Current Reports on Form 8-K filed on February 17, 2010, April 15, 2010, April 16, 2010, April 21, 2010, April 23, 2010, May 24, 2010, June 16, 2010, July 15, 2010, July 19, 2010, July 20, 2010 and July 23, 2010, other than the portions of those documents not deemed to be filed.

•	The description of the DGI Class A common stock and Class B common stock set forth in the registration statement on Form 8-A DGI filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or the 1934 Act, including any amendment or report filed with the SEC, for the purpose of updating this description.

In addition, DGI incorporates by reference any documents it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, as amended, after the date of this prospectus supplement and prior to the date of the special meeting of our shareholders.

ABOUT THIS PROSPECTUS SUPPLEMENT TO THE DEFINITIVE PROXY
STATEMENT/PROSPECTUS

This prospectus supplement, which forms a part of the registration statement on Form S-4, DGI filed with the SEC, constitutes a supplement to the DGI prospectus under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of DGI Class A common stock our shareholders will receive in connection with the proposed merger. This prospectus supplement also constitutes a supplement to the UNNF proxy statement under Section 14 of the 1934 Act.

APPENDIX S-A

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT dated as of September 1, 2010 (this “Amendment”) to the Agreement and Plan of Merger dated as of April 19, 2010, as amended and restated on May 20, 2010 (the “Agreement”), among DONEGAL ACQUISITION INC. (“DAI”), DONEGAL FINANCIAL SERVICES CORPORATION (“DFSC”), DONEGAL MUTUAL INSURANCE COMPANY (“DMIC”), DONEGAL GROUP INC. (“DGI”) and UNION NATIONAL FINANCIAL CORPORATION (“UNNF”).

WITNESSETH:

WHEREAS, DAI, DFSC, DMIC, DGI and UNNF, as permitted by Section 10.3 of the Agreement, desire to amend the Agreement to the extent specified in this Amendment;

NOW, THEREFORE, DAI, DFSC, DMIC, DGI and UNNF, in consideration of the agreements and covenants contained in this Amendment and in the Agreement and intending to be legally bound hereby, covenant and agree as follows:

1. Amendment of Section 1.4(a) of the Agreement.  Section 1.4(a) of the Agreement is hereby amended and restated so that, as amended and restated, said Section 1.4(a) of the Agreement shall read in its entirety as follows:

“1.4 Conversion of UNNF Capital Stock.

(a) Subject to the provisions of this Agreement each share of common stock, par value $.25 per share, of UNNF (“UNNF Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares as defined in Section 1.4(b) and shares held by DMIC or DFSC shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration (the “Merger Consideration”) 0.2134 of a share (the “Exchange Ratio”) of Class A Common Stock, par value $.01 per share, of DGI currently held by DMIC (“DGI Common Stock”) and that amount of cash as equals $8.25 less the value of 0.2134 shares of DGI Class A common stock, based on the average closing price of DGI Class A common stock for the five trading days preceding the Effective Time, but in no event less than $5.05 per share in cash or more than $5.90 per share in cash, and each share of 5% non-cumulative non-voting convertible perpetual preferred stock, Series A, par value $.25 per share, of UNNF (the “UNNF Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration an amount of cash and DGI Common Stock equal to the number of shares of UNNF Common Stock into which each share of UNNF Preferred Stock is convertible, multiplied by the Exchange Ratio, provided, however, that Donegal Mutual has no obligation under this Agreement to make available more than 600,000 shares (the “Stock Amount”) of DGI Common Stock as Merger Consideration.

2. Ratification of Remainder of the Agreement.  Except for the amendment to Section 1.4(a) of the Agreement as set forth in Section 1 of this Amendment, all of the terms and provisions of the Agreement are hereby ratified and confirmed and shall remain in full force and effect.

S-A-1

IN WITNESS WHEREOF, DAI, DFSC, DMIC, DGI and UNNF, by their officers thereunto duly authorized, have executed this Amendment as of the day and year first above written.

DONEGAL ACQUISITION INC.	DONEGAL GROUP INC.

By: /s/ Donald H. Nikolaus	By: /s/ Donald H. Nikolaus
Donald H. Nikolaus, President	Donald H. Nikolaus, President

DONEGAL FINANCIAL SERVICES CORPORATION	UNION NATIONAL FINANCIAL CORPORATION

By: /s/ Donald H. Nikolaus	By: /s/ Mark D. Gainer
Donald H. Nikolaus, President	Mark D. Gainer, President

DONEGAL MUTUAL INSURANCE COMPANY

By: /s/ Donald H. Nikolaus
Donald H. Nikolaus, President

S-A-2